Exhibit 12.1
AMERIGROUP CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth our consolidated ratio of earnings to fixed charges for each of the last five years and for the three months ended March 31, 2007:

	Year Ended December 31,					Three Months Ended
	2002	2003	2004	2005	2006	March 31, 2007
Ratio of earnings to fixed charges (1). . . . . . .	31.7	25.1	36.1	19.5	35.5	10.8

(1)	For purposes of computing these ratios, earnings represent income from continuing operations plus fixed charges. Fixed charges represent interest expense, that portion of rental expense that we believe to be representative of interest, and amortization of debt issuance costs.